SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—“CNV”) dated June 10, 2013 regarding a relevant matter.

FREE TRANSLATION

Buenos Aires, June 10, 2013

Mr. Chairman of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

Dear Sirs,

RE.:	Notification of initiation of proceedings entitled “FEDERACIÓN ARGENTINA DE LAS TELECOMUNICACIONES Y OTROS c/ TELECOM ARGENTINA S.A. s/PART. ACCION. OBRERO”. Expte N° 17185/13. (Argentine Telecommunications Federation and others vs. Telecom Argentina S.A. File No. 17185/13)

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that Telecom Argentina was notified of the above referenced lawsuit, that was filed in the Federal Court of Labor First Instance No. 19 of the City of Buenos Aires.

The legal action has been brought by the “Federación Argentina de las Telecomunicaciones” (the Argentine Telecommunications Federation or FATEL), the “Unión Personal Jerárquico de Empresas de Telecomunicaciones” (the Telecommunications Union or UPJET), the “Federación de Organizaciones del Personal de Supervisión y Técnicos Telefónicos Argentinos” (the Technical and Supervisory Telephone Personnel Federation or FOPSTTA) and the “Federación de Obreros, Especialistas y Empleados de los Servicios e Industrias de las Telecomunicaciones de la República Argentina” (the Argentine Federation of Telephone Workers and Employees or FOEESITRA).

The referred union organizations are demanding that Telecom Argentina implement a profit sharing bond for all its employees, for past periods not prescribed as well as for the future, asserting that it is a right provided for in Article 29 of Law No. 23,696.

The amount of the claim has not been specified, and at this time it is impossible to determine with reasonable accuracy or certainty an amount of potential claim.

The Company is analyzing the issue with the assistance of external advisors and expects to provide further information after the response to the claim is presented.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro Insussarry
Reponsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 10, 2013	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman